CETERA ADVISORS LLC AND SUBSIDIARY
(SEC I.D. No. 8-26892)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-26892

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisors LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse, Suite 600
                                            (No. and Street)

Denver   CO   80237
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Paul Shelson   (320)-229-3191
                                                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                              (Name - if individual, state last, first, middle name)

555 W 5th Street, #2700   Los Angeles   California   90013
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of ___*Los Angeles*___)

On ___*3/15/2017*___ before me, ___*Maria Christopher*___,
    Date   *Here Insert Name and Title of the Officer*

personally appeared ___*Mark Shelson*___
                              Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



MARIA CHRISTOPHER
Commission # 2089268
Notary Public - California
Los Angeles County
My Comm. Expires Nov 8, 2018

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ___*Maria Christopher*___
                Signature of Notary Public

Place Notary Seal Above

──────────────── **OPTIONAL** ────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: *Oath or Affirmation - CA*   Document Date: *03/15/17*
Number of Pages: *1*   Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: *Mark Shelson*	Signer's Name: _____
☑ Corporate Officer — Title(s): *CFO*	☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____
Signer Is Representing: _____	Signer Is Representing: _____

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statement as of December 31, 2016, pertaining to Cetera Advisors LLC and Subsidiary (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Paul Shelson 03/15/17
Signature Date

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Income
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Member's Equity
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not Applicable)
(x)		Notes to Consolidated Statement of Financial Condition
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to consolidated financial statements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to consolidated financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report Describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors LLC

We have audited the accompanying consolidated statement of financial condition of Cetera Advisors LLC and Subsidiary (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cetera Advisors LLC and Subsidiary as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 15, 2017

CETERA ADVISORS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	17,895,628
Fees and commissions receivable		12,260,342
Receivable from clearing broker		3,712,203
Other receivables		6,942,873
Other assets, net of allowance of $773,625		1,334,578
TOTAL	$	42,145,624

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	11,889,096
Accrued expenses and accounts payable		2,274,564
Accrued compensation		5,120,169
Deferred revenue		1,231,893
Other liabilities		2,913,647
Total liabilities		23,429,369

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBER'S EQUITY		18,716,255
TOTAL	$	42,145,624

The accompanying notes are an integral part of the consolidated statement of financial condition.

CETERA ADVISORS LLC AND SUBSIDIARY

**NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016**

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisors LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association (NFA), and the Commodity Futures Trading Commission (CFTC). The Company and its subsidiary, Cetera Advisors Insurance Services LLC, provide brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"), formerly known as RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Commissions Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts, accrued reimbursements and allowances from product sponsors and accrued insurance recoveries related to litigation reserves.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. As of December 31, 2016, securities owned of $31,411 are included in other assets. Securities sold, not yet purchased of $668 are included in other liabilities.

Other Assets

Other assets include financial advisor notes receivable and advances. Notes receivable of $487,367, net of allowances of $240,631 and commission advances of $444,904, net of allowances of $532,994 were included in other assets as of December 31, 2016. Also included in other assets are insurance receivables under the Company's professional liability policy of $2,564,878.

Other liabilities

Other liabilities include $2,305,000 in legal and regulatory accruals related to the Company's business operations.

Share-Based Compensation

Aretec allocates share-based compensation expense to the Company. Aretec grants restricted stock awards to certain employees under the Aretec Group, Inc. 2016 Equity Incentive Plan (the "Aretec Equity Plan"), which provides for the grant of option rights or appreciation rights, restricted stock, restricted stock units, performance shares or performance units, and dividend equivalent rights and other equity-based awards, which are subject to forfeiture until vested. The Company recognizes its portion of the expense in payroll and benefits expense in the consolidated statement of income on a straight-line basis for these awards over the vesting period that ranges from 3 to 5 years based on the grant date fair value of the awards. The offset to payroll and benefits expense is reflected as an increase in member's equity.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's consolidated financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its consolidated financial statements using the separate return method. As part of the Company's tax sharing agreement with Cetera Financial, the Company does not separately record deferred income taxes.

As of December 31, 2016, the Company determined that it had no uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09) to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

3.   **FAIR VALUE DISCLOSURES**

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2016, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2016 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 11,701,967	$ -	$ -	$ 11,701,967
Securities owned - recorded in other assets:				
Equity securities	21,992	-	-	21,992
Mutual funds	-	2,129	-	2,129
Corporate bonds	-	5,987	-	5,987
Government bonds	-	1,303	-	1,303
Total securities owned	21,992	9,419	-	31,411
Total	$ 11,723,959	$ 9,419	$ -	$ 11,733,378

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Equity securities	$ 668	$ -	$ -	$ 668
Total	$ 668	$ -	$ -	$ 668

4.   **NOTES RECEIVABLE AND ADVANCES**

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due.

The Company's notes receivable for the year ended December 31, 2016 included in other assets were as follows:

	Forgivable loans	Payback loans	Total
Beginning balance, net of allowance	$ 638,367	$ 255,393	$ 893,760
Interest accruals	24,533	7,493	32,026
Collections	(196,104)	(113,314)	(309,418)
Forgiveness/amortization	(150,371)	-	(150,371)
Charge-offs	(10,550)		(10,550)
Change in allowance	31,991	(71)	31,920
Ending balance, net of allowance	$ 337,866	$ 149,501	$ 487,367

The Company establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, the Company considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

The following table presents the Company's allowance for uncollectible notes receivable due from financial advisors for the year ended December 31, 2016:

	Forgivable loans	Payback loans	Total
Beginning balance	$ 271,880	$ 671	$ 272,551
Provision for bad debt	(21,441)	71	(21,370)
Charge off - net of recoveries	(10,550)	-	(10,550)
Total change	(31,991)	71	(31,920)
Ending balance	$ 239,889	$ 742	$ 240,631

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses.

The following table presents the Company's allowance for uncollectible commission advances due from financial advisors for the year ended December 31, 2016:

Beginning balance	$ 454,497
Provision for bad debt	112,876
Charge off - net of recoveries	(34,379)
Ending balance	$ 532,994

5. INCOME TAXES

The Company believes that, as of December 31, 2016, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2016.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2013. The Company's state income tax returns are open to audit under the statute of limitations for 2012 to 2015. The Company had no unsettled liability with Cetera Financial for income taxes at December 31, 2016.

6. EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2016 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

The Company had no unsettled liability with Cetera Financial for employee benefits at December 31, 2016.

7. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based upon factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2016, outstanding receivables from Cetera Financial in connection with these services of $75,798 were included in other receivables.

8. OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

9. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases, and maintenance costs which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ended December 31
2017	$ 496,416
2018	530,224
2019	539,412
2020	364,125
Total	$ 1,930,177

Legal and regulatory proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity

errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2016, the Company complied with all such requirements.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2016, the Company had net capital of $8,746,160, which was $8,496,160 in excess of required net capital of $250,000.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Cetera Advisors Insurance Services LLC

Total assets	$ 6,184
Member's deficit	$(15,447)

13. SUBSEQUENT EVENTS

Management evaluated activity of the Company through the date the financial statements were issued for subsequent events and has noted the below event:

Cetera Financial maintains a Capital Management Plan designed to assure the efficient use of capital. Consistent with the Plan, the Company issued a dividend to Cetera Financial on February 17, 2017 in the amount of $2,500,000.

* * * * * *